EXHIBIT INDEX

Exhibit No.	Description

99.1	trivago N.V. Reports Third Quarter 2017 Results.

Exhibit 99.1
trivago N.V. Reports Third Quarter 2017 Results

Düsseldorf – October 25, 2017 – trivago N.V. (NASDAQ: TRVG) announced financial results today for the quarter and nine months ended September 30, 2017.

Highlights

•
Total revenue increased to €287.9 million in the third quarter of 2017, or 17% year-over-year, compared to €246.7 million in the third quarter of 2016, and increased to €853.8 million in the nine months ended September 30, 2017 compared to €585.0 million for the same period in 2016, representing a 46% increase year-over-year

•
The number of Qualified Referrals increased by 20% to 214.2 million in the third quarter of 2017, compared to 179.2 million in the third quarter of 2016, and increased to 587.8 million in the nine months ended September 30, 2017, compared to 413.0 million for the same period in 2016, or 42% year-over-year

•
Net loss increased to €7.7 million in the third quarter of 2017, from €1.5 million in the third quarter of 2016, and decreased to €3.5 million in the nine months ended September 30, 2017, compared to a net loss of €51.5 million for the same period in 2016

•
Adjusted EBITDA was €(7.1) million in the third quarter of 2017, compared to €6.3 million in the third quarter of 2016, and €15.3 million in the nine months ended September 30, 2017, compared to €16.3 million in the nine months ended September 30, 2016

Financial Summary & Operating Metrics (€ millions unless stated)

	Three months ended September 30,			Nine months ended September 30,
Metric	2017	2016	Δ Y/Y	2017	2016	Δ Y/Y
Total Revenue	287.9	246.7	17%	853.8	585.0	46%
Qualified Referrals (in millions)	214.2	179.2	20%	587.8	413.0	42%
Revenue per Qualified Referral (in €)	1.32	1.36	(3)%	1.43	1.40	2%
Operating income (loss)	(14.3)	(0.6)	n.m.	(4.8)	(50.3)	n.m.
Net income (loss)	(7.7)	(1.5)	n.m.	(3.5)	(51.5)	n.m.
Net income (loss) attributable to trivago N.V.	(5.9)	(1.3)	n.m.	(2.9)	(51.0)	n.m.
Return on Advertising Spend	110.9%	114.8%	(390)bps	114.7%	116.1%	(140)bps
Adjusted EBITDA (1)	(7.1)	6.3	n.m.	15.3	16.3	(6)%

n.m. - not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 23-24 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Discussion of Results

The following discussion should be considered together with our unaudited financial information included with this release and the section contained in our annual report on Form 20-F for the year ended December 31, 2016, “Item 5. Operating and Financial Review and Prospects”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") have been omitted from this release.

As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

We have historically conducted our business through trivago GmbH, and therefore the comparative historical financial information for the three and nine months ended September 30, 2016 included herein presents the results of operations and financial condition of trivago GmbH and its controlled subsidiaries.

Business Overview

Overview
trivago is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel searches and providing access to a deep supply of hotel information and prices. As of September 30, 2017, we offered access to approximately 1.8 million hotels and other types of accommodation in over 190 countries.

Our search platform forms the core of our user experience, and can be accessed globally via 55 localized websites and apps in 33 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the third quarter of 2017, our revenue share from mobile websites and apps exceeded 60%, which is consistent with an expected longer-term trend towards mobile search.

Marketing
We believe that building and maintaining the trivago brand and clearly articulating our value proposition will drive both travelers and advertisers to our platform. We focus the efforts of our marketing teams and advertising spend towards building effective messaging to a broad audience.

Brand Marketing
To grow brand awareness and consideration, we invest in brand marketing globally across a broad range of media, including TV marketing, video marketing (such as YouTube), radio and out-of-home advertising. The amount and nature of our marketing spend varies across our markets, depending on multiple factors including cost efficiency, local media dynamics, the size of the market and our existing brand presence in that market.

We also generate hotel content as a means of engaging with travelers, which is distributed online including via social media. Mobile app marketing is becoming increasingly important with the continuous shift from desktop to mobile.

Performance Marketing
We market our services and directly acquire traffic to our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Baidu, Bing, Google and Yahoo! (commonly referred to as “Search Engine Marketing” or “SEM”), as well as through display advertising campaigns on advertising networks, affiliate websites and social networking sites (commonly referred to as “Display, Email and Affiliate Advertising” or “DEA”).

Allocation of Marketing Spend
We take a data-driven, testing-based approach to making decisions about allocating marketing spend, where we use our proprietary tools, processes and algorithms to measure and optimize performance end-to-end, starting with the pretesting of the creative concept and ending with the optimization of media spend.

We have taken actions in the past and may continue to make decisions in the future in this area that have the effect of reducing our short-term revenue or profitability if we believe that the decisions will improve our revenue and profitability levels over the long term. The short-term reductions in revenue or profitability could be more severe than we anticipate or these decisions may not produce the long-term benefits that we expect, in which case our user growth, and our business and results of operations could be negatively impacted.

Advertiser Relations
We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to ensure they are optimizing their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We offer our advertisers a suite of marketing tools to help promote their listings on our platform and drive traffic to their websites.

Our advertisers include:

•
Online travel agencies (or “OTAs”), including large international players, such as brands affiliated with Expedia, Inc. ("Expedia") and the Priceline Group, as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains; and

•	Individual hotels.

We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 32%, 39% and 36% of our total revenue for the years ended December 31, 2014, 2015 and 2016, respectively, and accounted for 35% for the nine months ended September 30, 2017. The Priceline Group and its affiliated brands, Booking.com and Agoda, accounted for 28%, 27% and 43% of our total revenue for the years ended December 31, 2014, 2015 and 2016, respectively, and accounted for 47% for the nine months ended September 30, 2017.

For the three months ended September 30, 2017, brands in each case affiliated with Expedia and the Priceline Group accounted for 34% and 45% of our total revenue, respectively.

Marketplace
We operate a global marketplace in order to provide consumers with the benefits of our platform, free of charge, while providing advertisers with a venue to compete with each other by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting cost-per-click bids on our marketplace for each user click on an advertised rate for a hotel. By clicking on a given rate, that user is referred to that advertiser’s website where the user can complete the booking.

Our proprietary algorithm aggregates and evaluates quotes on hotel room prices from our advertisers. In determining the prominence given to offers and their placement in our search results, we consider a variety of factors, including the offered rate, the likelihood our offers match a given user's ideal hotel criteria, users’ ability to complete a booking after clicking on a search result, other proxies for user experience and cost-per-click bids submitted by our advertisers.

The dynamics on our marketplace can cause and have caused the Referral Revenue that we receive from our advertisers to fluctuate. These dynamics include:

•	Our advertisers' testing of bidding strategies;

•	Advertiser competition for the placement of their offers;

•	The fees advertisers are willing to pay based on how they manage their advertising costs and their targeted return on investment;

•	Our advertisers’ response to changes made to our marketplace, such as the relevance assessment; and

•	Changes in the likelihood a user will book the offer.

The magnitude of these fluctuations can be influenced by the fact that a large portion of our revenue is concentrated in Referral Revenue generated from brands affiliated with Expedia and the Priceline Group. This concentration means that changes in these advertisers' strategies can have material impacts on our Referral Revenue. Changes in Referral Revenue resulting from dynamics on our marketplace, whether or not relating to these advertisers, can occur with little or no notice to us, and can have a material effect on the quarter-to-quarter variability of our revenues, and can accordingly negatively impact our financial condition, cash flows and results of operations.

Recent trends and activities
We are currently modifying our model for allocating our marketing spend, which we refer to as our attribution model, with the aim of optimizing our investment mix going forward by focusing more on the end-to-end booking value that we generate through our platform. In the third quarter of 2017, we completed the roll-out of this new attribution model in our DEA channel. As the new attribution model is rolled out in other marketing channels, we expect higher volatility and potentially a slowdown in qualified referral growth in the near-term, but we intend for this change to have a long-term positive impact on Revenue per Qualified Referral (RPQR).

In August 2017, we acquired all material assets of tripl GmbH through a business combination. The acquisition is intended to enhance trivago's product with personalization technology that uses big data and a customer-centric approach.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our founders exchanged all of their units of trivago GmbH remaining after our pre-IPO corporate reorganization for Class B shares of trivago N.V. As of September 30, 2017, 30,907,113 Class A shares and 319,799,968 Class B shares of trivago N.V. were outstanding.

Starting towards the end of the third quarter 2017, we have seen increased testing activity on our marketplace by several large advertisers. This activity has been subsequently accompanied by changes in these advertisers' bidding strategies and a corresponding adjustment of their cost-per-click bids on our marketplace. These developments have had a negative impact on our revenues and profitability. As a result, we have updated our guidance, and now expect total revenue to grow at a rate between 36% and 39% for 2017. Looking to next year, we assume that these impacts will make it challenging for us to grow in the first six months of 2018 and expect to return to a positive growth trajectory in the second half of 2018. Against this background, we have seen a decline in the concentration of revenue generated by our largest advertisers during the first weeks of the fourth quarter of 2017. Although we see challenges going forward, we believe this presents a longer-term opportunity to diversify our advertiser base and improve competition on our marketplace.

Under the Sarbanes-Oxley Act, our management must establish, maintain, and make certain assessments and certifications regarding our internal controls over financial reporting. In addition, our independent registered public accounting firm will likely be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act since we expect to no longer qualify as an "emerging growth company" under the JOBS Act by the end of 2017. Satisfying these requirements has required us to commit a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls. While we intend to complete the implementation and assessment of our internal controls over financial reporting and remediation measures relating to our existing material weakness during the current year, our implementation efforts may not be completely successful. We may also discover other weaknesses that would cause us to need more time and to incur additional costs in order to remediate such weaknesses.

Operating Metrics
We earn substantially all of our revenue when users of our websites and apps click on hotel offers in our search results and are referred to one of our advertisers. We call this our Referral Revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also earn subscription fees for certain services we provide to advertisers, although such subscription fees do not represent a significant portion of our revenue.

Key metrics we use to monitor our revenue include the number of qualified referrals we make and the revenue we earn for each qualified referral, or RPQR.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended September 30,				Nine months ended September 30,
	2017	2016	Δ	Δ % Y/Y	2017	2016	Δ	Δ % Y/Y
Americas	107.9	96.4	11.5	12%	325.9	223.5	102.4	46%
Developed Europe	121.0	114.0	7.0	6%	355.1	276.1	79.0	29%
Rest of World	54.9	33.9	21.0	62%	162.1	79.8	82.3	103%
Total Referral Revenue	283.8	244.2	39.6	16%	843.1	579.3	263.8	46%
Other Revenue	4.1	2.4	1.7	71%	10.8	5.7	5.1	89%
Total Revenue	287.9	246.7	41.2	17%	853.8	585.0	268.8	46%

Note: Some figures may not add due to rounding.

Total Revenue increased by €41.2 million and €268.8 million during the quarter and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, driven by an increase in advertising spend and a higher brand awareness in most markets.

Referral Revenue in the third quarter of 2017 increased to €107.9 million, €121.0 million and €54.9 million, in Americas, Developed Europe and Rest of World (RoW), respectively, or by 12%, 6% and 62%, respectively, as compared to the same period in 2016. Although we continued to experience positive revenue effects from increased advertising spend, we saw evidence from our advertising spend in July that the marginal returns were diminishing in some markets. Our resulting decision to decelerate growth in advertising spend, along with adjustment of the cost-per-click bids submitted by advertisers on our marketplace, contributed to a slow-down in our revenue growth rates as compared to the prior year. In addition, foreign exchange effects in the third quarter of 2017, in particular resulting from the weakness of the US dollar, negatively impacted revenue growth as compared to the same period in 2016.

Referral Revenue for the nine months ended September 30, 2017 increased by 46%, 29% and 103% year-over-year in Americas, Developed Europe and RoW, respectively. These increases were due to strong advertising spend and the positive revenue effect during the first half of 2017 of the introduction of our relevance assessment, which is an adjustment to advertisers’ cost-per-click bids based on our assessment of the quality of users' experience after leaving our website. In the first half of 2017, some advertisers compensated for their lower relevance assessment through higher cost-per-click bids. We reinvested profits from the relevance assessment into advertising spend, which also had a positive effect on Referral Revenue during the first half of 2017. Starting in the final weeks of June 2017, some of our significant advertisers optimized their websites and bidding strategy in response to the introduction of the relevance assessment. As a result, advertisers were able to lower their cost-per-click bids during the three months ended September 30, 2017, which resulted in an algorithm-driven pull back in our performance marketing advertising spend and was accompanied by a deceleration of our branded marketing expenditure. Together, these effects negatively impacted the revenue growth rate in the third quarter of 2017 as compared to the first half of 2017.

Other Revenue grew by 71% and 89% in the third quarter and the first nine months of 2017, respectively, as compared to the same periods in 2016. These increases were primarily driven by an increase the number of in Hotel Manager Pro subscriptions for which we receive a fee.

Qualified Referrals by Segment (in millions)

	Three months ended September 30,				Nine months ended September 30,
	2017	2016	Δ	Δ % Y/Y	2017	2016	Δ	Δ % Y/Y
Americas	54.3	45.5	8.8	19%	161.8	112.4	49.4	44%
Developed Europe	90.1	89.0	1.1	1%	245.8	204.1	41.7	20%
Rest of World	69.7	44.6	25.1	56%	180.3	96.4	83.9	87%
Total	214.2	179.2	35.0	20%	587.8	413.0	174.8	42%

Note: Some figures may not add due to rounding.

Qualified Referrals (QRs) increased to 54.3 million, 90.1 million and 69.7 million in Americas, Developed Europe and RoW, respectively, in the third quarter of 2017 or by 19%, 1% and 56%, respectively, as compared to the same period in 2016. In the nine months ended September 30, 2017, the growth rates were 44%, 20% and 87% in Americas, Developed Europe and RoW, respectively. The growth rates reflected an increased awareness of our brand and continued strong TV advertising spend as well as an increase in performance marketing spend in the first half of 2017. The significant slow-down in QR growth rates in the third quarter of 2017 compared to the same period in 2016 was driven by a deceleration of advertising spend as described above and the roll-out of our new attribution model.

Revenue Per Qualified Referrals (RPQR) by Segment (in €)

	Three months ended September 30,			Nine months ended September 30,
	2017	2016	Δ % Y/Y	2017	2016	Δ % Y/Y
Americas	1.99	2.12	-6%	2.01	1.99	1%
Developed Europe	1.34	1.28	5%	1.44	1.35	7%
Rest of World	0.79	0.76	4%	0.90	0.83	8%
Consolidated RPQR	1.32	1.36	-3%	1.43	1.40	2%

During the third quarter of 2017, Revenue per Qualified Referral (RPQR) decreased by 6% in Americas while it increased by 5% and 4% in Developed Europe and RoW, respectively, as compared to the same period in 2016. Consolidated RPQR decreased 3% which was impacted by the increased weighting of RPQR in our RoW segment, and by the decrease in RPQR in our Americas segment.

We believe that RPQR was negatively impacted by lower commercialization. RPQR in the third quarter of 2017 reflected a downward adjustment in cost-per-click bids and increased volatility after advertisers responded to the introduction of the relevance assessment, as described above. In addition, RPQR in Americas reflected foreign exchange effects, in particular resulting from the weakness of the US dollar.

In the third quarter of 2017, we continued to implement measures aimed at optimizing our platforms. The positive effect of these and previous measures, the roll-out of our new attribution model in performance marketing channels, which we believe contributed to higher levels of booking conversion for our advertisers, and a change in our channel mix led to an increase in RPQR in Developed Europe and RoW compared to the same period in 2016. These factors partially offset the negative revenue impacts on RPQR in Americas that are described above.

During the nine months ended September 30, 2017, RPQR increased by 1%, 7% and 8% in Americas, Developed Europe and RoW, respectively, as compared to the same period in 2016. In all segments, RPQR was positively impacted in the first half of 2017 by the introduction of the relevance assessment in our marketplace algorithm, which was partially offset in the third quarter of 2017 by the negative revenue effects described above relating to our advertisers’ optimization of their websites and bidding strategy in response to the introduction of the relevance assessment.

Expenses

	Costs and Expenses			As a % of Revenue
	Three months ended September 30,			Three months ended September 30,
	2017	2016	Δ % Y/Y	2017	2016	Δ in bps
	(€ millions)
Cost of revenue	1.8	1.0	80%	1%	0%	100
of which share-based compensation	0.0	0.0	n.m.
Selling and marketing	274.4	224.0	23%	95%	91%	400
of which share-based compensation	0.8	1.0	(20)%
Technology and content	13.4	10.1	33%	5%	4%	100
of which share-based compensation	0.8	0.5	60%
General and administrative	12.1	9.7	25%	4%	4%	—
of which share-based compensation	3.2	1.8	78%
Amortization of intangible assets	0.4	2.5	(84)%	0%	1%	(100)
Total costs and expenses	302.2	247.3	22%	105%	100%	500

	Costs and Expenses			As a % of Revenue
	Nine months ended September 30,			Nine months ended September 30,
	2017	2016	Δ % Y/Y	2017	2016	Δ in bps
	(€ millions)
Cost of revenue	4.3	3.1	39%	1%	1%	—
of which share-based compensation	0.1	0.7	(86)%
Selling and marketing	781.2	536.5	46%	91%	92%	(100)
of which share-based compensation	2.7	10.4	(74)%
Technology and content	38.1	40.6	(6)%	4%	7%	(300)
of which share-based compensation	2.8	15.3	(82)%
General and administrative	32.2	43.7	(26)%	4%	7%	(300)
of which share-based compensation	6.7	25.6	(74)%
Amortization of intangible assets	2.8	11.3	(75)%	0%	2%	(200)
Total costs and expenses	858.6	635.3	35%	101%	109%	(800)

Note: Some figures may not add due to rounding.

Share-based compensation
Share-based compensation was €4.9 million in the quarter ended September 30, 2017, compared to €3.2 million in the third quarter of 2016. Share-based compensation was €12.3 million in the nine months ended September 30, 2017 compared to €52.0 million in the same period in 2016.

Share-based compensation expense for the nine months ended September 30, 2016 included an effect related to Expedia, Inc.’s exercise of a call right with respect to certain shares held by trivago employees which were originally awarded in prior years in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. Expedia, Inc. elected to exercise its call right at a premium to fair value, the aggregate payment of which, €62.5 million, was recorded as a Contribution from Parent in Members’ Equity.

Expedia, Inc.’s exercise resulted in an incremental share-based compensation charge of €43.7 million in the nine months ended September 30, 2016 pursuant to liability award treatment. The differential between the settlement amount and the incremental share-based compensation charge reflects share-based compensation expense recorded on these awards in previous periods. For the nine months ended September 30, 2016, €50.7 million of expense was due to the mark-to-market treatment of certain shares pursuant to liability award treatment. For the nine months ended September 30, 2017, there was no expense related to liability award treatment as all existing awards at the time of our IPO in December 2016, and all new awards granted subsequent to the IPO are accounted for as equity-classified awards.

Cost of revenue
Cost of revenue was €1.8 million in the third quarter of 2017, compared to €1.0 million for the same period in 2016, and increased by €1.2 million in the nine months ended September 30, 2017, or by 39% compared to the same period 2016. Cost of revenue in both periods reflects the growth of our business as we continue to make investments to reach scale, and was offset by decreases in share-based compensation. Cost of revenue includes data center and server costs as well as user support functions.

Selling and marketing
In the third quarter of 2017, selling and marketing expense grew to €274.4 million, of which €255.9 million, or 93%, was advertising expense. The increase was driven by higher advertising spend across all regions with €98.5 million, €94.0 million and €63.4 million spent in Americas, Developed Europe and RoW, respectively, compared to €85.9 million, €88.3 million and €38.5 million, respectively, spent in the third quarter of 2016. Selling and marketing expense was 95% of revenues in the third quarter of 2017, up from 91% in the third quarter of 2016 as we were unable to pull back planned television advertising spend quickly enough to respond to the speed of the RPQR slowdown. As a consequence, we faced lower than anticipated Return on Advertising Spend (ROAS). ROAS stabilized since through a reduction of marketing expenses.

For the nine months ended September 30, 2017, selling and marketing expense increased to €781.2 million, or 46% compared to the same period 2016, of which €735.0 million, or 94%, was advertising expense. This increase was also driven by higher advertising spend across all regions. Selling and marketing expense was 91% of revenues in the nine months ended September 30, 2017, compared to 92% for the same period in 2016.

Technology and content
For the third quarter of 2017, total technology and content expense increased by €3.3 million, or 33% period over period, primarily driven by an increase in personnel costs as the company continues to increase its headcount and make investment in hotel content expansion. In the third quarter of 2017, €13.4 million of technology and content expense included €0.8 million of share-based compensation and €0.4 million of depreciation of internal-use software and website development, compared to €0.5 million and €0.3 million in the third quarter of 2016, respectively.

In the nine months ended September 30, 2017, total technology and content decreased by €2.5 million, or 6% period over period, to €38.1 million. The decrease was driven by share-based compensation which was €2.8 million in the nine months ended September 30, 2017 compared to €15.3 million for the same period in 2016.

General and administrative
For the third quarter of 2017, general and administrative expense increased by €2.4 million, or 25% period over period, and for the nine months ended September 30, 2017, decreased by €11.5 million, or 26% period over period. The decrease in the nine months ended September 30, 2017 was driven by declines in share-based compensation, partly offset by increases in personnel and recruiting costs and professional fees and other. The increase in these costs also drove the increase in general and administrative expenses in the third quarter of 2017.

Share-based compensation was €3.2 million in the third quarter of 2017, compared to 1.8 million in the third quarter of 2016, and €6.7 million in the nine months ended September 30, 2017 compared to €25.6 million in the same period in 2016.

The company continued to build up internal expertise in the finance, legal and internal audit departments. Personnel and recruiting costs increased by €1.2 million in the third quarter of 2017 and by €4.3 million in the nine months ended September 30, 2017, as compared to the same period in 2016.

Professional fees, including costs incurred as a publicly traded company, increased by €0.9 million in the third quarter of 2017 and by €5.9 million in the nine months ended September 30, 2017, compared to the respective periods in 2016. A significant portion of the increase is due to expenses incurred in connection with the merger of trivago GmbH into and with trivago N.V.

We are planning to move into our new campus in 2018. The contractual lease agreements triggered build-to-suit treatment under U.S. GAAP. We have bifurcated our lease payments pursuant to the premises into a portion that is allocated to the building (a reduction to the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the quarter ended September 30, 2017, we recorded €0.4 million of non-cash land rent expense in connection with this lease, unchanged compared to the same period in 2016.

Amortization of intangible assets
Amortization of intangible assets was €0.4 million in the third quarter of 2017, compared to €2.5 million in the third quarter of 2016 and was €2.8 million in the nine months ended September 30, 2017, compared to €11.3 million in the same period in 2016. These amortization costs relate predominantly to intangible assets recognized by Expedia, Inc. upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago. The amortization expense decreased as some of these intangible assets reached the end of their useful lives.

Net income (loss) attributable to trivago and Adjusted EBITDA(1) (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2017	2016	Δ€	2017	2016	Δ€
Operating income (loss)	(14.3)	(0.6)	(13.7)	(4.8)	(50.3)	45.5
Other income (loss)
Interest expense	(0.0)	(0.0)	0.0	(0.0)	(0.1)	0.1
Other, net	0.3	0.3	0.0	0.1	0.5	(0.4)
Total other income (expense), net	0.3	0.3	0.0	0.1	0.4	(0.3)

Income (loss) before income taxes	(14.0)	(0.3)	(13.7)	(4.7)	(49.9)	45.2
Expense (benefit) for income taxes	(6.3)	1.2	(7.5)	(1.3)	1.6	(2.9)
Net income (loss)	(7.7)	(1.5)	(6.2)	(3.5)	(51.5)	48.0

Net (income) loss attributable to noncontrolling interests	1.9	0.2	1.6	0.5	0.5	0.0
Net income (loss) attributable to trivago N.V.	(5.9)	(1.3)	(4.6)	(2.9)	(51.0)	48.1

Adjusted EBITDA	(7.1)	6.3	(13.4)	15.3	16.3	(1.0)

Note: Some figures may not add due to rounding.
n.m. - not meaningful
(1) Adjusted EBITDA is a non-GAAP measure. See pages 23-24 herein for a description and reconciliation to the corresponding GAAP measure.

Net loss attributable to trivago N.V. of €5.9 million in the third quarter of 2017 reflected our inability to pull back planned television advertising spend quickly enough as described above. This also negatively impacted Return on Advertising Spend (ROAS) in the third quarter of 2017. Adjusted EBITDA was €(7.1) million in the third quarter of 2017, compared to €6.3 million the third quarter of 2016.

Net loss attributable to trivago N.V. was €2.9 million in the nine months ended September 30, 2017, improving significantly compared to the same period in 2016 due to a significant decline in share-based compensation expense. In the nine months ended September 30, 2017, Adjusted EBITDA decreased by €1.0 million to €15.3 million, compared to the same period in 2016. The decrease in Adjusted EBITDA was negatively impacted by our inability to pull back planned television advertising spend described above.

Income taxes
Income tax benefit was €6.3 million in the third quarter of 2017 compared to €1.2 million income tax expense in the third quarter of 2016. The total weighted average tax rate was 30%, which is mainly driven by the German statutory rate of approximately 31%. The slightly lower rate is due to permanent differences in Germany. Our effective tax rate was 44.8% in the third quarter of 2017, compared to -413% for the same period in 2016. The effective tax rates for the third quarters of 2017 and 2016 were primarily driven by discrete income tax items, specifically due to share-based compensation expenses which are non-deductible for tax purposes.

Additionally, in the third quarter of 2017, a deferred tax asset of €3.2 million will be utilized on previously unrecognized cumulative net operating losses. This was the result of the merger of trivago GmbH into and with trivago N.V., which gave rise to an increase in expected future taxable income that can be used to offset against these losses at the level of trivago N.V.

In the nine months ended September 30, 2017, income tax benefit was €1.3 million compared to income tax expenses of €1.6 million in the same period in 2016. Our effective tax rate was 26.8% compared to -3.2% for the respective periods. This is mainly due to the effect of non-deductible share-based compensation and the recognition of the deferred tax asset.

Balance sheet, cash flows and capitalization
Cash, cash equivalents and restricted cash were €191.0 million as of September 30, 2017, compared to €228.2 million as of December 31, 2016. The decrease was mainly driven by accounts receivable increasing more than accounts payable in the nine months ended September 30, 2017. Accounts receivable increased by €56.8 million, of which €43.9 million are related party receivables, as of September 30, 2017 compared to December 31, 2016, driven by higher revenues of €118.7 million in the third quarter of 2017 compared to the fourth quarter of 2016. The increase in our receivables also reflected seasonal fluctuations in the demand for our services, in particular as a result of seasonally lower patterns in travel bookings during the holiday season in December 2016. The increase in related party receivables was driven by a standardization of related party payment terms, which delayed our receipt of related party revenue until after month-end close

Accounts payable increased by €22.9 million, or 57%, as of September 30, 2017 compared to December 31, 2016, due to the seasonal ramp-up in advertising expenses, which increased by €131.6 million, or 106%, in the third quarter of 2017 compared to the fourth quarter of 2016. Our current ratio decreased from 4.8 at the end of the fourth quarter of 2016 to 3.7 at the end of the third quarter of 2017 as a result of the movement in Accounts Receivables and Accounts Payables.

Our plan to move into a newly leased campus building in Düsseldorf's media harbor results in a steadily increasing capitalization on the balance sheet of capital lease costs, amounting to €76.8 million as of September 30, 2017 compared to €35.7 million as of December 31, 2016.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except share data) (unaudited)

ASSETS	As of September 30, 2017	As of December 31, 2016
Current assets:
Cash & cash equivalents	€188,291	€227,298
Restricted cash	2,699	884
Accounts receivable, less allowance of €716 and €152 at September 30, 2017 and December 31, 2016, respectively	49,565	36,658
Accounts receivable, related party	60,389	16,505
Tax receivable	2,589	—
Prepaid expenses and other current assets	14,398	11,529
Total Current Assets	317,931	292,874

Property and equipment, net	95,902	46,862
Other long-term assets	1,417	955
Intangible assets, net	173,732	176,052
Goodwill	490,620	490,503
TOTAL ASSETS	€1,079,602	€1,007,246

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€62,837	€39,965
Income taxes payable	2,777	3,433
Deferred revenue	9,363	5,078
Accrued expenses and other current liabilities	11,394	12,627
Total current liabilities	86,371	61,103

Deferred income taxes	51,166	53,156
Other long-term liabilities	81,880	38,565
Redeemable noncontrolling interests	381	351

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,907,113 and 30,026,635 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	1,854	1,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 319,799,968 and 209,008,088 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	191,880	125,405
Reserves	726,737	584,667
Contribution from parent	122,200	122,200
Accumulated other comprehensive income (loss)	(117)	21
Retained earnings (accumulated deficit)	(182,750)	(179,837)
Total stockholders’ equity attributable to trivago N.V.	859,804	654,258
Noncontrolling interest	—	199,813
Total stockholders' equity	859,804	854,071
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€1,079,602	€1,007,246

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share data) (unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Revenue	€188,760	€156,533	€556,831	€378,689
Revenue from related party	99,100	90,129	297,009	206,313
Total revenue	287,860	246,662	853,840	585,002

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(2)(3)	1,846	1,021	4,355	3,118
Selling and marketing (1)	274,393	223,894	781,173	536,545
Technology and content, including related party (1)(3)	13,429	10,098	38,128	40,608
General and administrative, including related party (1)(3)	12,082	9,722	32,153	43,725
Amortization of intangible assets	412	2,527	2,798	11,330
Operating income (loss)	(14,302)	(600)	(4,767)	(50,324)

Other income (expense)
Interest expense	(11)	(41)	(42)	(127)
Other, net	305	345	95	533
Total other income (expense), net	294	304	53	406

Income (loss) before income taxes	(14,008)	(296)	(4,714)	(49,918)
Provision (benefit) for income taxes	(6,282)	1,226	(1,261)	1,580
Net loss	(7,726)	(1,522)	(3,453)	(51,498)
Net loss attributable to noncontrolling interests	1,855	273	540	524
Net loss attributable to trivago N.V.	€(5,871)	€(1,249)	€(2,913)	€(50,974)
Earnings per share attributable to trivago N.V. available to common stockholders (4):
Basic	€(0.02)	—	€(0.01)	—
Diluted	€(0.02)	—	€(0.01)	—
Shares used in computing earnings per share:
Basic	268,521	—	249,039	—
Diluted	268,521	—	249,039	—
(1) Includes share-based compensation as follows:
Cost of revenue	€33	€13	€85	€724
Selling and marketing	817	913	2,707	10,396
Technology and content, net of capitalized internal-use software and website development costs	801	486	2,841	15,278
General and administrative	3,244	1,763	6,677	25,612
(2) Amortization of internal use software and website development costs included in Technology and content is as follows:

Amortization of acquired technology included in amortization of intangible assets	24	—	24	€3,750
Amortization of internal use software and website development costs included in technology and content	449	303	1,248	732
Amortization of internal use software and website development costs included in general and administrative	58	—	58	—
(3) Includes related party expense as follows:
Cost of revenue	€0	—	€33	—
Technology and content	113	—	242	—
General and administrative	29	1,184	120	2,892
Selling and marketing	2	—	2	—
(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1, 2017 through September 30, 2017, the period following the capitalization of the parent company and IPO.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Operating activities:
Net income (loss)	€(7,726)	€(1,522)	€(3,453)	€(51,498)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	1,869	1,262	4,999	3,331
Amortization of intangible assets	412	2,527	2,798	11,330
Share-based compensation	4,895	3,175	12,310	52,010
Deferred income taxes	(1,057)	(1,097)	(1,990)	(3,390)
Foreign exchange (gain) loss	(307)	(344)	(173)	(573)
Bad debt expense	452	759	564	1,596
Non-cash charge, contribution from Parent	—	1,185	—	2,893
Changes in operating assets and liabilities:
Restricted cash	(342)	—	(1,815)	(95)
Accounts receivable, including related party	32,526	(10,383)	(57,462)	(45,530)
Prepaid expense and other assets	(733)	222	(3,376)	(1,091)
Accounts payable	(42,226)	(342)	24,303	32,594
Accrued expenses and other liabilities	291	5,072	3,827	5,446
Deferred revenue	1,658	1,424	4,285	2,365
Taxes payable/receivable, net	(6,041)	2,214	(3,245)	4,433
Net cash (used in) / provided by operating activities	(16,329)	4,152	(18,428)	13,821

Investing activities:
Acquisition of business, net of cash acquired	(673)	—	(673)	—
Capital expenditures, including internal-use software and website development	(6,077)	(1,578)	(11,614)	(6,363)
Net cash used in investing activities	(6,750)	(1,578)	(12,287)	(6,363)

Financing activities:
Payments of initial public offering costs	—	(683)	(4,038)	(683)
Dividends paid to NCI	—	—	(158)	—
Proceeds from issuance of credit facility	—	10,000	—	10,000
Payment on credit facility	—	(20,000)	—	(30,000)
Proceeds from exercise of option awards	41	—	41	—
Tax payments for shares withheld	(3,062)	—	(3,062)	—

Proceeds from exercise of members’ equity awards	—	1	—	1
Net cash used in financing activities	(3,021)	(10,682)	(7,217)	(20,682)

Effect of exchange rate changes on cash	(448)	(46)	(1,075)	(177)
Net decrease in cash and cash equivalents	(26,548)	(8,154)	(39,007)	(13,401)
Cash and cash equivalents at beginning of the period	214,839	12,309	227,298	17,556
Cash and cash equivalents at end of the period	€188,291	€4,155	€188,291	€4,155
Supplemental cash flow information:
Cash paid for interest	—	41	2	151
Cash paid for taxes	1,103	265	4,137	587
Non-cash investing and financing activities:
Offering costs included in accrued expenses	—	766	—	766
Fixed assets-related payable	1,448	360	1,448	360
Capitalization of construction in process related to build-to-suit lease	18,682	8,865	41,054	22,147
Extinguishment of loan to members through contribution from Parent in members’ equity	—	—	—	7,129
Extinguishment of loan from related party through members’ liability	—	—	—	7,129

We have reclassified certain amounts related to our prior period results to conform to current period presentation.

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended September 30, 2017	Nine months ended September 30, 2017
	(thousands, except per share data)
Numerator
Net income (loss)	(7,726)	(3,453)
Less: net income (loss) attributable to noncontrolling interest	1,855	540
Net income (loss) attributable to trivago N.V.	(5,871)	(2,913)
Denominator
Weighted average number of common shares:
Basic	268,521	249,039
Diluted	268,521	249,039
Net income (loss) per share attributable to common stockholders of trivago N.V.:
Basic	€(0.02)	€(0.01)
Diluted	€(0.02)	€(0.01)

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the Merger, our founders exchanged all of their units of trivago GmbH remaining after the pre-IPO corporate reorganization (as defined and further described in our 2016 annual report on Form 20-F) for Class B shares of trivago N.V.

The ownership of trivago N.V. as of September 30, 2017, is as follows:

	Class A shares	Class B shares	Total
Founders Collectively	—	110,791,880	110,791,880
Public	30,907,113	—	30,907,113
Expedia	—	209,008,088	209,008,088
Total	30,907,113	319,799,968	350,707,081

	Class A shares in %	Class B shares in %	Total
Founders Collectively	0.0%	31.6%	31.6%
Public	8.8%	0.0%	8.8%
Expedia	0.0%	59.6%	59.6%
Total	8.8%	91.2%	100.0%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
ROAS by segment
Americas	109.5%	112.3%	114.5%	113.6%
Developed Europe	128.7%	129.0%	130.0%	130.6%
Rest of World	86.7%	87.9%	91.4%	87.7%
Total	110.9%	114.8%	114.7%	116.1%
QR by segment (in millions)
Americas	54.3	45.5	161.8	112.4
Developed Europe	90.1	89.0	245.8	204.1
Rest of World	69.7	44.6	180.3	96.4
Total	214.2	179.2	587.8	413.0
RPQR by segment
Americas	€1.99	€2.12	€2.01	€1.99
Developed Europe	1.34	1.28	1.44	1.35
Rest of World	0.79	0.76	0.90	0.83
Total	€1.32	€1.36	€1.43	€1.40

Notes & Definitions:
ROAS: The ratio of our referral revenue to our advertising expenses, or return on advertising spend. We invest in multiple marketing channels, such as TV, out-of-home advertising, radio, search engine marketing, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.
QR: We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.
RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period.
Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click, or CPC, basis.

Segment Information
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Hong Kong, Japan, New Zealand and Poland.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss) plus:

1.	provision (benefit) for income taxes,

2.	total other (income) expense, net,

3.	depreciation of property and equipment, including amortization of internal use software and website development

4.	amortization of intangible assets, and

5.	share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation.

We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures

Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(€ millions)
Net income (loss)	(7.7)	(1.5)	(3.5)	(51.5)
Provision (benefit) for income taxes	(6.3)	1.2	(1.3)	1.6
Income (loss) before income taxes	(14.0)	(0.3)	(4.7)	(49.9)
Interest expense	0.0	0.0	0.0	0.1
Other, net	(0.3)	(0.3)	(0.1)	(0.5)
Operating income	(14.3)	(0.6)	(4.8)	(50.3)
Depreciation	1.9	1.3	5.0	3.3
Amortization of intangible assets	0.4	2.5	2.8	11.3
EBITDA	(12.0)	3.2	3.0	(35.7)
Share-based compensation	4.9	3.2	12.3	52.0
Adjusted EBITDA	(7.1)	6.3	15.3	16.3

Note: Some figures may not add due to rounding.

Conference Call
trivago N.V. will webcast a conference call to discuss third quarter 2017 financial results and certain forward-looking information on Wednesday, October 25, 2017 at 8:00 a.m. Eastern Time (ET). The webcast will be open to the public and available via http://ir.trivago.com. trivago N.V. expects to maintain access to the webcast on the IR website for at least three months subsequent to the initial broadcast.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of October 25, 2017 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	our ability to effectively manage our growth;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	our reliance on technology;

•	the effect of the corporate reorganization;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to attract, train and retain executives and other qualified employees;

•	our entrepreneurial culture and decentralized decision making;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices.

Contacts
Investor Relations                 Communications
ir@trivago.com                     corporate.communication@trivago.com